June 12, 2009

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	LoJack Corporation

Form 10-K for the Fiscal Year ended December 31, 2008

And Document Incorporated by Reference

Filed March 13, 2009

Form 10-Q for the Quarterly Period ended March 31, 2009

File Number 1-08439

Dear Mr. Spirgel:

Set forth below are the Company’s responses to the Staff’s comments contained in its letter to the Company dated May 14, 2009. We respectfully request of the Staff that we incorporate the enclosed disclosures in our future filings. We have prefaced each response as to whether or not the response will be included as part of any prospective filing (and the proposed disclosure is italicized) or whether or not the response is for informational purposes.

In responding to your comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Comment 1:

Given the current economic situation, please expand to provide comparison of the 4th quarter of 2008 with the 4th quarter of 2007. Please provide detailed information regarding losses of customers and reductions of revenues from various services provided. We note the information that has been provided in your quarterly earnings call transcripts. Please provide us with your proposed disclosures.

Response

The Company acknowledges the Staff’s comment regarding the comparison of 4th quarter 2008 to the 4th quarter 2007 and is providing the following response for informational purposes. In the future should there be a significant change in our operating results in the 4th quarter we will make disclosures similar to that proposed below.

Our financial results for the quarter ended December 31, 2008 reflect the impact of the struggling domestic auto industry, partially offset by the strength of our international segment. For the quarter ended December 31, 2008, consolidated revenue decreased $7,101,000, or 13%, to $48,224,000 from $55,325,000 in the same period in 2007.

Our domestic segment revenue for the three months ended December 31, 2008 decreased by $9,812,000, or 31%, to $22,139,000 as compared to $31,951,000 in the same period in 2007. In the three months ended December 31, 2008, our domestic revenue continued to be adversely impacted by the financial crisis which has caused a widespread credit freeze, liquidity problems, decreased consumer confidence and a dramatic decline in the capital markets. All of these factors had a powerful impact on the performance of U.S. businesses, with the domestic auto industry and related aftermarket products like LoJack Units being particularly hard hit. In addition, our domestic revenue was negatively impacted by a decline in the average revenue per unit sold as a result of our decision to attempt to stimulate additional sales. Although there was approximately a 5% decline in the number of domestic auto dealers actively selling LoJack in 2008 as compared to 2007, no one dealer was significant enough to have been a major factor in the year over year decrease in LoJack Unit volume. All of our distribution channels were affected by the economic downturn in 2008 as our auto dealer, commercial and motorcycle channels saw revenue declines of 40%, 44% and 45%, respectively.

The decline in domestic segment revenue was primarily attributable to the following:

•	A $10,506,000, or 40%, decrease in LoJack unit revenue caused by: (a) a 38% decrease in units sold from 114,000 units to 71,000 units and (b) a 4% decrease in the average revenue per unit sold;

•	A decrease of $932,000, or 78%, in other revenue, primarily related to a $1,097,000 decrease in the fair value of stock warrants and royalties paid by Absolute Software; offset by

•

An increase of $1,180,000 in revenue relating to our acquisitions of Locator Systems, $509,000, and SCIntegrity, or SCI, $671,000, which were acquired in April and July 2008, respectively, for which there was no comparable revenue in the same period in 2007; and

•	An increase of $579,000, or 23%, in the service revenue element of our Early Warning product which is deferred at the time of sale and amortized over a 5 year period.

Despite the widening global economic crisis, our international business performed well in the fourth quarter of 2008. The growth was driven by several of our larger licensees in Latin America and Africa. For the three months ended December 31, 2008, revenue related to our international segment increased by $4,316,000, or 24%, to $22,373,000 from $18,057,000 in the same period in 2007.

The increase in international segment revenue was primarily attributable to the following:

•

A $6,189,000, or 39%, increase in revenue from LoJack units sold to our international licensees primarily in Latin America and Africa as a result of: (a) a 64,000, or 28%, increase in the number of units sold from 232,000 to 296,000 units; and (b) a 9% increase in the average revenue per unit sold due to certain licensees exceeding their purchase commitment levels in the fourth quarter of 2007 and receiving a volume rebate which did not occur in 2008; offset by

•

A decrease of $1,735,000, or 105%, in royalty income from one of our licensees in Latin America as a result of switching from a price structure that was significantly royalty based with a low price per unit in 2007, to a price structure with a higher per unit price but no royalty payment in 2008.

For the three months ended December 31, 2008, revenue at our Boomerang segment decreased by $1,605,000, or 30%, to $3,712,000 as compared to $5,317,000 in the same period in 2007. The decline in value of the Canadian dollar relative to the U.S. dollar negatively affected revenue by $766,000, or 14%. The remainder of the decrease was primarily due to the impact of the same economic challenges facing our domestic auto business, the continued shift in the Canadian auto market away from high-end vehicles, where Boomerang has historically had a high penetration rate, and the attrition of analog subscribers following the transition to digital technology during 2008.

For the three months ended December 31, 2008 gross profit dollars declined 17% as compared to the comparable period in 2007. For the fourth quarter our domestic segment gross profit dollars decreased 42% and gross profit as a percentage of revenue decreased to 47% compared to 54% for the comparable period in 2007. We were unable to fully offset the impact of the significant decline in the domestic dealer volumes with operational cost reductions (primarily in the areas of fulfillment and installation of LoJack and Boomerang Units) undertaken during the quarter. In addition, the decrease in Absolute Software’s share price, which we use to calculate the fair value of Absolute Software warrants, produced a $1,206,000 year-over-year negative impact on both revenue and gross profit for the quarter. International segment gross profit dollars for the fourth quarter of 2008 increased 33% from prior year levels and gross profit as a percentage of revenue was 56% during the quarter compared to 52% for the fourth quarter of 2007. The mix by licensee and product contributed to the increase. Boomerang’s gross profit dollars for the quarter decreased 35% when compared to the comparable period in 2007. Gross profit as a percentage of revenue was 41% for the quarter ended December 31, 2008 compared to 44% in the prior year. The decrease was primarily related to the segment’s analog to digital conversion which was substantially completed during the fourth quarter of 2008.

Net income for the three months ended December 31, 2008 was negatively impacted by a number of non-operating items including: an other-than-temporary impairment charge of $1,958,000 relating to the devaluation of our investment in Traqueur, our French licensee, and a $869,000 devaluation of our holdings in Absolute Software. This was partially offset by the $3,298,000 write-down of Boomerang intangibles and goodwill in the three months ended December 31, 2007.

Comment 2:

Please discuss how the following items may impact current and future results:

•	changes in credit lines;

•	credit availability;

•	parties with which you have credit lines;

•	whether existing credit lines have matured or been called;

•	whether backup credit lines remain available; and

•	the ability to raise capital in a realistic evaluation of your current financial situation after considering current credit ratings, if any, and debt covenants.

Please provide us with the proposed disclosures.

Response

The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure regarding our credit availability in future filings as proposed below.

On July 20, 2007, we entered into a five-year multicurrency revolving credit and term loan agreement with Citizens Bank of Massachusetts, as Lender, Administrative Agent, Lead Arranger and Issuing Bank, Royal Bank of Canada, as the Canadian Lender, and the lending institutions party thereto, or the New Credit Agreement. The New Credit Agreement provides for (i) a multicurrency revolving credit facility in the maximum amount of USD $50,000,000 (or its equivalent in alternate currencies) for our domestic segment, for which no amounts were outstanding under this facility at December 31, 2008; (ii) a CAD $5,000,000 revolving credit facility for our Boomerang segment for which there was CAD $1,092,000 (USD $893,000) available at December 31, 2008; and (iii) a CAD $26,000,000 (USD $21,263,000) term loan facility for Boomerang for which there was no borrowing availability at December 31, 2008. We have the right to increase the aggregate amount available to be borrowed under the USD $50,000,000 multicurrency facility up to USD $75,000,000, subject to certain conditions, including consent of the lender. Our overall borrowing capacity is reduced to the extent we have issued standby letters of credit. As of December 31, 2008, we had irrevocable letters of credit in the aggregate amount of $1,657,000 outstanding. The outstanding principal balance under the New Credit Agreement is payable in full at maturity, which is July 2012. At no time during the term of the New Credit Agreement has our loan been called nor have we failed to be in compliance with any of its covenants.

In the future we may require additional financing to make investments in new technologies, products, markets, industries or to provide additional working capital. Although we have no present intentions to draw additional funds under the revolving credit facilities, our ability to do so is subject to certain conditions and we may not be able to satisfy those conditions should we wish to draw down on the credit facility. We believe the lenders participating in our revolving credit facility will be able to provide financing in accordance with their contractual obligations. However, the current economic environment may adversely impact the availability and cost of credit in the future. Furthermore, if we do not meet adjusted EBITDA or other performance measures, we may fail to comply with our loan covenants and such failure could result in an event of default that, if not cured or waived, could adversely impact our financial condition. In the future, in order to comply with certain performance measures of the New Credit Agreement, we may need to prepay a portion of our term loan. At December 31, 2008, based on our most restrictive debt covenant, there was approximately $36,000,000 of credit available under our New Credit Agreement.

In recent years, we have made no attempt to raise capital from external sources nor do we have any credit rated debt outstanding. Therefore, it is difficult to predict whether any efforts by the Company to raise capital would be successful. Furthermore, we believe our ability to raise such funds may be limited due to the status of the automotive industry and the U.S. economy as a whole. If additional equity securities were to be issued, shareholder value would be diluted and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Comment 3:

Provide a robust discussion of your prospects for 2009 in a section on Trends after considering the impact of the current economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please include the information that has been provided in your quarterly earnings call transcripts. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

•	Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determine that it is not reasonably likely to occur, no disclosure is required; and

•

If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur. Please note that “reasonably likely” is a lower threshold than “more likely than not” but a higher threshold than “remote.” The concept of “reasonably likely” is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your discussion as well:

•	The impact of changes in customer services and plans;

•	The challenges presented by competing products and technologies;

•	The cost of implementing other critical strategic moves;

•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;

•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and

•

To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

Response

The Company acknowledges the Staffs comments and the following responses to Comment 3 are for information purposes:

There have been and are no changes to customer services and plans currently being contemplated by the Company.

There have been or are no events currently known to the Company that are likely to cause a material change in the relationship between costs and revenues.

We have incorporated changes in net sales based on changes to rate volume mix in our MD&A which will be incorporated into future Form 10-K and 10-Q filings as reflected in our response to Comment 1 and Comment 7.

The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure regarding “Trends” in our future filings as proposed below.

Domestic, International and Boomerang Auto Industry Forecasts. Our financial results for 2008 reflect the impact of the struggling domestic auto industry, partially offset by the strength of our international business. During 2008, the domestic auto industry experienced its worst performance in 16 years, with new car sales declining approximately 18% from the prior year to approximately 13.2 million vehicles sold. Domestic new auto sales were approximately 16 to 17 million vehicles each year during the preceding decade. The decline in auto sales worsened each quarter throughout 2008 with the fourth quarter experiencing the lowest quarterly new vehicle sales volume since 1981. Fewer consumers purchased new vehicles, and those that did buy were not extended the same level of credit from lenders that they may have been in past years. LoJack and other aftermarket products were doubly impacted as fewer consumers bought cars and those that did had less cash to purchase aftermarket products. Despite the decline in domestic auto sales we maintained our dealer penetration rate (LoJack Units sold/dealer new vehicles sold) of 6.5% and there are no indications that our performance during the year reflected a loss of market share or a negative impact from competing technologies.

Industry forecasts for the domestic auto channel project that the negative impact of the economic and credit crisis will continue throughout 2009 and into 2010, with sales levels projected to be between 9.5 million and 11.5 million vehicles sold in 2009 and a slight improvement in 2010. Our domestic business continues to track to those manufacturers who are increasing market share, such as Toyota and Honda, and dealers, especially the larger national dealer groups, continue to view LoJack as a product that contributes to their profitability.

Internationally, our customers began to see the impact of the global economic crisis late in 2008 and more precipitously in the first quarter of 2009. Sales of new autos impact our international customers’ to a lesser extent than our domestic customers as the majority of the international business is driven by insurance company incentives. Regardless, the extent of the global economic crisis has negatively impacted the international businesses and will likely continue to do so for the remainder of 2009. Historically, revenue from our international licensees can vary significantly from quarter to quarter, with the fourth quarter historically producing the greatest amount of revenue.

Our business at Boomerang has been challenged by the recent analog to digital conversion, the economic and credit crisis in Canada and the continued shift in the Canadian auto market away from high-end vehicles, where Boomerang has historically had a high penetration rate. We have taken cost-cutting measures and reduced the size of Boomerang’s operation to reflect the new level of business.

As a result of these challenges, management has taken steps to reduce our operations workforce, both domestically and at Boomerang, in order to minimize costs and ensure that we are spending at a level appropriate for the size of our business. We will continue to make adjustments as needed. We are closely monitoring our accounts receivable balances and have enhanced our monitoring of the credit worthiness of our customer base, including re-evaluation of credit limits and suspension of shipments and installations to certain customers where necessary.

These challenges have also reinforced the importance of our diversification efforts of extending the LoJack brand and introducing products for construction equipment, laptops, motorcycles, cargo and people at risk. During 2008, we invested $2,000,000 in Supply Chain Integrity to support our cargo initiative, $3,500,000 in building a vehicle tracking and recovery business in Italy and approximately $1,000,000 to acquire the assets of Locator Systems to facilitate our entry into the market for tracking people at risk (which was relaunched as LoJack SafetyNet in February 2009). The FCC Rule and Order which was granted in August 2008, allows LoJack to use its legacy nationwide frequency, which was previously limited to stolen vehicle recovery, for the tracking and recovery of people at risk, people of interest to law enforcement, cargo and hazardous materials. As a result of this ruling, we can now work to leverage our existing technical infrastructure and extend our deep integration with law enforcement beyond stolen vehicles to include these other diverse applications on the same nationwide frequency. LoJack SafetyNet is particularly important as it will represent the first domestic LoJack business to support a subscription model focused on generating a recurring revenue stream.

As credit becomes more available and consumer confidence builds, the LoJack brand and innovative technologies will put us in a strong position to grow our business. In 2009, we expect capital expenditures for enhancements to our core technology and to our people at risk and cargo initiatives to be between $1,300,000 and $1,800,000 and $1,200,000 and $1,700,000, respectively.

Critical Accounting Polices and Estimates, page 33

Comment 4:

Please note that an accounting estimate is recognized as a “critical accounting estimate” if:

•	the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

•

different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of the company’s financial condition, changes in financial condition and results of operations, the following information is required.

•	A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

•

An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in your financial statements affected by the accounting estimate;

•

A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

•

A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

•	An identification of the segments of your business the accounting estimate affects; and

•

A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

During our review we noted, the following items that should be addressed in detail:

•

Your methodology for assessing uncollectible accounts in light of the current economic crisis and its affect on automobile dealerships. Also explain the reason for the increase in the accounts receivable balance at December 31, 2008 although there was a significant decline in sales. Discuss in detail your return policy and billing and collection policy and any changes that may have occurred during the period presented.

•	Your finished goods inventory balances, $12,947, are the same at December 31, 2008 and 2007. Do you have a policy to maintain a fixed amount of inventory?

Please provide us with the proposed disclosures.

Response

The Company acknowledges the Staff’s comment regarding our methodology for assessing uncollectible accounts, the reason for the increase in accounts receivable at December 31, 2008 and value of our finished goods inventory and is providing the following response for informational purposes.

LoJack’s consolidating accounts receivable and allowance for doubtful accounts balances for the years ended December 31, 2008 and 2007 by reporting segment are as follows (in thousands):

	Year ended December 31, 2008	Segment % of Accounts Receivable, net	Year ended December 31, 2007	Segment % of Accounts Receivable, net
Domestic – Gross	$12,607		$17,343
Allowance for doubtful accounts	(1,710)		(1,159)

	10,897	25%	16,184	40%

International – Gross	31,238		22,401
Allowance for doubtful accounts	(248)		(111)

	30,900	72%	22,290	56%

Boomerang – Gross	1,192		1,618
Allowance for doubtful accounts	(101)		(118)

	1,091	3%	1,500	4%

Accounts Receivable, net	$42,978	100%	$39,974	100%

Accounts Receivable written off, net of recoveries	$402		$322

Although there was a 5% decrease in the number of active dealers selling LoJack Units in 2008 compared to 2007, no one dealer was significant enough to have had a material financial impact on our consolidated financial position as of December 31, 2008 or on our results of operations for the year ended December 31, 2008. In light of predicted further dealer closures and current global economic conditions, we enhanced our monitoring of the credit worthiness of our customer base, including the re-evaluation of credit limits and the suspension of shipments and installations to certain dealers, where necessary. For all of our segments we provide specific reserves on known losses and supplement that estimate with additional reserves based on our historical loss experience. All outstanding accounts receivable balances greater than one year old are either written-off or have been fully reserved for. We also mitigate our international segment credit risk by requiring, in many cases, private trade credit insurance for our large international customers. For an additional discussion on our methodology of our allowance for uncollectable accounts at December 31, 2008 please see Comment 10.

At each of December 31, 2007 and 2008, approximately 80% of the domestic segment’s gross accounts receivable balances were less than 60 days old. Should a major automobile manufacturer announce a mandated reduction in its dealer channel, as was recently announced by Chrysler and General Motors, there could be additional credit risks and bad debt exposure for our domestic segment. At December 31, 2008, Chrysler and General Motors dealerships comprised approximately 10% of our accounts receivable balance and their respective past due aging statistics do not materially differ from that of our total domestic accounts receivable pool.

The net accounts receivable increase of $3,004,000, or 8%, from December 31, 2007 to December 31, 2008 is fully attributable to the 19% increase in annual revenues from our international licensees, with a significant concentration occurring in the fourth quarter. These customers generally receive longer standard payment terms than our domestic customers reflecting the longer supply chain to the international markets they serve. Our international segment constituted 32% of consolidated revenue and 69% of consolidated gross receivables at December 31, 2008 versus 24% and 54% of consolidated revenue and consolidated gross receivables at December 31, 2007, respectively.

From December 31, 2008 through the quarter ended March 31, 2009 consolidated net receivables decreased by $7,390,000, or 17%, principally due to a $7,236,000, or 23%, reduction in net receivables from our international customers. During that period there were no new specific additions to our allowance for doubtful accounts and there were no material write-offs. To date, it has not been necessary for us to file an insurance claim relating to nonpayment of invoices due from any of our international customers and we are currently not planning on filing any claims.

Our domestic customers are billed for product sales either via bulk sale or at the time of installation. The customer base is principally automobile dealers that are geographically dispersed. Payment terms for LoJack performed installations are generally 10 days. Payment terms for bulk product sales to LoJack certified dealer installers and expeditors range from 30 to 90 days. Except for contract termination due to misconduct or insolvency, which requires the return of all LoJack units and materials, all LoJack unit sales to these parties are final with no right of return. There have been no changes to our domestic segment’s billing and returns policy for the periods presented.

Our international customers or licensees are billed for product sales, and in some cases, license fees. Payment terms for our international licensees vary, depending on the length of the supply chain, the financial strength of the licensee and the business climate in the market our licensee operates and are generally longer than our domestic business. We also mitigate our international segment credit risk by requiring, in many cases, private trade credit insurance for our large international customers. At December 31, 2008, private credit insurance covered 78% of our international segment’s gross accounts receivable balance. Changes in the geopolitical situation in the countries where we have international customers could also create additional credit risk and bad debt exposure. Sales of LoJack Units and component systems to international customers are final with no right of return. There have been no changes to our international segment’s billing and returns policies for the periods presented.

Accounts receivable related to our Boomerang segment consist of payments due from our commercial accounts, automotive dealers, accessory retailers and, in limited situations, consumers. Payments terms range from 30 to 60 days from shipment or invoicing. Initial service contracts and subsequent renewals are generally recognized as deferred revenue upon payment via credit card and as a result there is no significant collection risk for a substantial portion of the Boomerang segment’s revenue. Although there is no written return policy for Boomerang’s customers, the segment’s historical return volume has been insignificant.

We do not have a formal collections policy but manage our accounts receivables by frequently updating and reviewing our accounts receivable aging and making collections calls to delinquent accounts. In certain instances we suspend shipments due to unpaid balances and also hire outside collection agencies to assist us in our collection efforts on a contingency basis.

The Staff is supplementally advised that we do not maintain a fixed amount of finished goods inventory. Our finished goods inventory fluctuates throughout the year and it is a coincidence that our finished goods inventory balances are $12,947,000 at both December 31, 2007 and 2008.

Comment 5:

We note that Boomerang’s segment’s goodwill accounted for a significant portion of total goodwill as of December 31, 2008 even after your substantial impairment charge in the third quarter of 2008. We also understand that revenues and gross margin of the Boomerang segment decreased 30.2% and 35% in the current fourth quarter as compared to the prior year. Tell us whether you performed subsequent interim impairment tests. Tell us how you determined that the Boomerang segment’s goodwill in your balance sheet at December 31, 2008 was recoverable in light of the significant challenges this segment will encounter and the relatively light market at December 31, 2008. You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

Please provide us with the proposed disclosures.

Response

The Company acknowledges the Staff’s comment regarding how we determined Boomerang’s goodwill balance at December 31, 2008 was recoverable and is providing the following response for information purposes.

At September 30, 2008, we identified a triggering event for our Boomerang segment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS 142, and performed a detailed impairment analysis and recorded a goodwill impairment charge of $36,830,000 to reduce the goodwill to its fair value.

Subsequently, we reviewed Boomerang’s actual performance through December 31, 2008 and March 31, 2009 as well as its expected future performance in light of the continuing downturn in the Canadian automobile industry and the corresponding impact of the Canadian credit crisis on new car sales to determine if any triggering events had occurred. Management noted that the segment’s actual and projected performance remained in line with the projections utilized as of September 30, 2008. Further, we examined the triggering event criteria defined in paragraph 28 of SFAS 142 noted below:

a)	A significant adverse change in legal factors or in the business climate – See paragraph below for discussion

b)	An adverse action or assessment by a regulator – No such event occurred

c)	Unanticipated competition – No such event occurred

d)	A loss of key personnel – No such event occurred

e)	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of – No such event occurred

f)	The testing for recoverability under SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, of a significant asset group within a reporting unit – No such event occurred

g)	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit – No such event occurred

With respect to criteria a), management noted a continuation of the adverse business climate that was present at September 30, 2008. Based on these reviews, management concluded there was no indication that mid-to-long term performance assumptions (as discussed in comment 6) utilized in our goodwill impairment test at the end of the third quarter of 2008 should be revised and therefore did not perform an impairment test. We did not identify any other events or circumstances that would lead us to conclude that it was more likely than not that the fair value of the Boomerang segment was below its carrying amount or of any event(s) or change(s) in circumstances which would indicate that the carrying amount may not be recoverable.

Comment 6:

Furthermore, we note that goodwill accounted for 7% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of the impairment test of your reporting units, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with the proposed disclosures.

Response

The Company’s policy related to acquisitions is to defer impairment testing in the year of acquisition unless material changes have occurred. Furthermore, on November 30, 2008 management revisited the valuations of SCI and Locator utilized at acquisition noting no significant changes to the assumptions used.

The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure regarding our critical accounting policies regarding goodwill impairment in our future filings as proposed below.

At December 31, 2008 we had recorded $14,599,000 of goodwill of which, $12,882,000 related to our to our Boomerang segment, $472,000 to our Locator Systems acquisition in April 2008 and $1,245,000 to our SCI acquisition in July 2008. The latter two acquisitions are included in our domestic segment for reporting purposes. There were no other changes to our reporting units. We test the value of our Boomerang goodwill annually on October 31st and Locator Systems and SCI on November 30th or when triggering events occur. On an interim basis if there are adverse changes in our business, a significant decline in our market capitalization, or the failure to grow the businesses that we have acquired, we evaluate whether or not a triggering event has occurred to cause us to test our goodwill for fair value and recoverability.

We test goodwill in accordance with SFAS 142. The first step under SFAS 142 is to compare the estimated fair value of the reporting unit to its carrying value. We utilize the discounted cash flow, or DCF, method under the income approach to estimate a reporting unit’s fair value. We corroborate the results of the DCF by using the Guideline Company method and the Comparable Transaction method, both of which are market-based approaches. In the event that the estimated fair value of the reporting unit is less than its carrying amount, we would then proceed to Step 2 to determine if an impairment charge is necessary.

To perform recoverability testing, management makes judgments and estimates. The critical estimates relate to performance projections, growth rates and discount rates. In relation to the projections used in Boomerang’s 2007 impairment test, the projections used in our 2008 test were adjusted significantly downward for the near and long term given the expected length of the current economic crisis, the impact of the customer attrition rate caused by the analog to digital conversion and Boomerang’s market share of the Quebec insurance industry’s anti-theft device mandates. Our overall growth rate was approximately 3% and our projections did not reflect a sustained recovery of the Canadian auto market occurring until 2012/2013. In addition, the terminal year free cash flow amount generated in our 2008 impairment test was 71% less than the value used in our 2007 test. The growth rate factored into the present value of the terminal value was 3% versus 1% in 2007; however the 2008 present value of the terminal year was 82% less than 2007 due to the performance factors noted above. Since our acquisition of Boomerang in 2004, the growth rates utilized in our impairment tests have ranged from 1% to 10% which is reflective of a growing subscriber base and positive state of the Canadian economy in effect at the time of acquisition compared to a declining subscriber base and an economy that was in a recession at September 30, 2009 and subsequent interim reporting dates.

To estimate the appropriate discount rate to apply in our DCF model we computed the weighted average cost of capital applied against a capital structure that was weighted 13% to interest bearing debt and 87% to equity. Factors taken into consideration in estimating the discount rate used in our analysis were: the risk-free rate of Canadian Government Bonds, a market risk premium adjusted for a beta of comparable publicly traded companies and a small stock premium reflecting the extra risk of investment in a small company. Based on the above factors the discount rate used in our impairment test at September 30, 2008 was 16% which was up slightly from the 15% applied in 2007.

We have also subjected our projections to a stress test by increasing the discount rate and reducing our growth rate. A 10% increase in the discount rate to 26% would be needed to incur a subsequent impairment charge. With regards to adjusting the growth rate of our projected future cash flows we would have to incur a negative growth rate over the long term to incur an impairment charge. If the conditions in the automobile industry and the Canadian economy were to further deteriorate and turn out to be worse than anticipated in our projections, a goodwill impairment charge may be required in future periods.

Results of Operations, page 38

Comment 7:

Your discussion regarding results of operations should not consist merely of numeric dollar and percent changes measured from period to period of various line items in the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in the price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. For example, MD&A should not merely state that the increase in revenues and costs is due to a significant acquisition. Rather, the contribution of the recent acquisition to total revenues should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed. Please provide us with your proposed disclosures.

Response

The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure with regard to its MD&A disclosures in future filings as proposed below.

Revenue

The following table presents revenue by our segments (dollars in thousands):

				Percentage Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Domestic	$116,244	$148,520	$146,953	(22)%	1%
International	63,735	53,745	46,416	19	16
Boomerang	18,700	20,484	19,919	(9)	3

Total revenue	$198,679	$222,749	$213,288	(11)%	4%

Revenue related to our domestic segment declined $32,276,000, or 22%, to $116,244,00 in 2008 as compared to $148,520,000 in 2007, while in 2007 as compared to 2006, domestic revenue increased by $1,567,000, or 1% from $146,953,000. In 2008, our domestic revenue was adversely impacted by the financial crisis which led to a significant decrease in new car sales, a widespread credit freeze, major liquidity problems, decreased consumer confidence, and a dramatic decline in the capital markets. In addition, our domestic revenue was negatively impacted by a decline in the average revenue per unit sold as a result of our decision to attempt to stimulate additional sales. All of these factors had a powerful impact on the performance of U.S. businesses, with the domestic auto industry and related aftermarket products such as LoJack Units being hard hit. Domestic auto sales in 2008 dropped 18% to approximately 13.2 million vehicles from approximately 16 million vehicles sold in 2007. Although there was approximately a 5% decline in the number of domestic auto dealers actively selling LoJack in 2008 as compared to 2007, no one dealer was significant enough to have been a major factor in the year over year decrease in LoJack Unit volume. All of our distribution channels were affected by the economic downturn in 2008 as our auto dealer, commercial and motorcycle channels saw revenue declines of 27%, 31% and 23%, respectively.

The decrease in domestic segment revenue for 2008 as compared to 2007 was primarily attributable to:

•

A $33,373,000, or 24%, decline in LoJack unit revenue caused by: (a) a 120,000, or 23%, decrease in the number of units sold from 533,000 to 413,000 units and (b) a 5% decline in the average revenue per unit sold;

•	A decrease of $1,227,000, or 12%, in revenue recognized from the sale of warranty products, primarily due to the 23% decrease in LoJack unit volume; and

•	A decrease of $2,872,000, or 71%, in royalty and other revenue, primarily related to a $3,200,000 decline in the fair value of stock warrants and royalties paid by Absolute Software; offset by

•	An increase of $2,794,000, or 31%, in the service revenue element of our Early Warning product which is deferred at the time of sale and amortized over a 5 year period; and

•

An increase of $2,402,000 in revenue relating to our acquisitions of Locator Systems, $1,233,000, and SCI, $1,169,000, which were acquired in April and July 2008, respectively. Both acquisitions’ revenue performance was consistent with the trends in effect prior to acquisition.

In the third and fourth quarters of 2007 we began to experience the initial impact of the impending credit crisis, especially in our western region, and in our commercial channel. This negative impact was offset by an increase in warranty and product revenue as well as royalty revenue from our warrants in Absolute Software resulting in a 1% increase in domestic revenue versus 2006.

The increase in domestic segment revenue for 2007 as compared to 2006 was primarily attributable to:

•

A $4,646,000, or 3%, decline in LoJack unit revenue as a result of: (a) an 18,000, or 3%, decrease in the number of units sold from 551,000 to 533,000 units and (b) a 0.3% decline in the average revenue per unit sold; offset by

•

An increase of $1,295,000, or 15%, in revenue recognized from the sale of warranty products primarily due the fact that effective January 1, 2007, the Company was no longer the primary obligor for our vehicle warranty products which allowed us to recognize revenue at the time of sale rather than amortizing and recognizing the warranty payment over the life of the warranty arrangement;

•	An increase of $2,899,000, or 47%, in the service revenue element of our Early Warning product which is deferred at the time of sale and amortized over a 5 year period; and

•	An increase of $2,019,000, or 98%, in royalty and other revenue primarily related to a $2,028,000 increase in the fair value of stock warrants and royalties paid by Absolute Software.

Revenue related to our international segment increased $9,990,000, or 19%, in 2008 to $63,735,000 as compared to $53,745,000 in 2007, while in 2007 as compared to 2006, international revenue increased by $7,329,000, or 16% from $46,416,000.

The increase in international segment revenue for 2008 as compared to 2007 was primarily attributable to:

•

A $15,550,000, or 34%, increase in revenue from LoJack units sold to our international licensees primarily in Latin/South America and Africa as a result of: (a) a 125,000, or 19%, increase in the number of units sold from 657,000 to 782,000 units and (b) a 13% increase in the average revenue per LoJack unit sold to certain licensees exceeding their purchase commitment levels in 2007 and receiving a volume rebate which did not repeat in 2008; offset by

•

A decrease of $5,203,000, or 81%, in royalty income from one of our largest South American licensees switching from a price structure that was significantly royalty based with a low price per unit to a higher per unit price but with no royalty; and

•

A decrease of $188,000, or 20%, in infrastructure and component revenue and $181,000, or 37%, decrease in license fee revenue as the license fee amortization for several licensees became fully amortized during the year.

The increase in international segment revenue for 2007 as compared to 2006 was primarily attributable to:

•

A $5,881,000, or 15%, increase in revenue from LoJack units sold to our international licensees especially in Latin/South America, Europe and Africa resulting from: (a) a 177,000, or 37%, increase in the number of units sold from 480,000 to 657,000 units and (b) a 16% decrease in the average revenue per LoJack unit sold due to certain licensees exceeding their 2007 purchase commitment levels and receiving a volume rebate; and

•	An increase of $1,570,000, or 32%, in royalty income primarily from one South American licensee who significantly increased its installed base which positively impacted its royalty calculation.

Revenue related to our Boomerang segment decreased $1,784,000, or 9%, to $18,700,000 in 2008 as compared to $20,484,000 in 2007, while in 2007 revenue increased $565,000, or 3%, from $19,919,000 in 2006. For the year ended December 31, 2008, the 9% decrease in revenue was primarily due to a 31% decrease in its subscriber base primarily due to the impact of the analog to digital conversion as well as the economic factors impacting Canadian new car sales. For the year ended December 31, 2007 the 3% revenue increase was primarily due to a 6% increase in the value of Canadian dollar. Revenue, if calculated using the segment’s local currency, decreased 3% when compared to 2006. Although Boomerang’s net unit volume increased 8% for the year ended December 31, 2007 versus the previous year, the segment’s service revenue was negatively impacted by a 14% decrease in its subscriber base.

Liquidity and Capital Resources, page 45

Comment 8:

Please expand and quantify your statement in the first full paragraph on page 46 that domestically you intend to develop new technologies and may introduce new products. Please be more specific and please quantify, using ranges if necessary, the amount of additional funding that may be required and the relevant time period. Please discuss the available external financing arrangements upon which you may have to rely. Please provide us with your proposed disclosures.

Response

The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure with regard to its Liquidity and Capital Resources disclosures in future filings as proposed below.

We intend to continue to improve upon our technologies and may introduce new products that leverage our brand recognition, proven technology and understanding of the process of stolen vehicle recovery. Over the next four years, we expect to spend between $8,000,000 and $10,000,000 on new product development and between $15,000,000 and $20,000,000 on capital expenditures to support these plans. These funds are expected to be allocated as follows: $6,000,000 to $7,500,000 for enhancement to LoJack’s core tracking and recovery technology; $3,000,000 to $4,500,000 in product and technology enhancements for our LoJack SafetyNet and cargo initiatives; and $14,000,000 to $18,000,000 for maintenance and enhancements to our internal systems and technology infrastructure.

As has historically been the case, we expect to fund the product development and capital expenditures out of existing working capital. If, in the future, additional financing is required, we may be need to access our existing revolving credit facility and/or sell additional equity. The current economic environment may adversely impact the availability and cost of credit in the future. The ability to raise equity funding may be limited due to the state of the automotive industry, the economy as a whole and our prospects and financial condition at the time.

Comment 9:

Please provide a range for your capital expenditures for 2009 by project here and in your trends discussion, including those that you may decide to delay to a future period. Disclose the nature and the amounts of your discretionary and non-discretionary capital expenditures. Please provide us with your proposed disclosures.

Response

The Company acknowledges the Staff’s comment and will provide updated, detailed disclosure with regard to its Liquidity and Capital Resources disclosures in future filings as proposed below.

We expect capital expenditures for 2009 to be between $6,000,000 and $8,000,000, which we expect to fund out of our existing working capital, which was $87,604,000 as of December 31, 2008. Non-discretionary capital expenditures budgeted for 2009 include: $1,300,000 to $1,800,000 for enhancement to LoJack’s core tracking and recovery technology; $1,200,000 to $1,700,000 in product and technology enhancements for our LoJack SafetyNet and cargo initiatives; and $500,000 to $1,000,000 for enhancements to our internal systems and technology infrastructure. Discretionary expenditures for 2009 which could be delayed to a future period include $3,000,000 to $3,500,000 for additional hardware infrastructure and system upgrades. However, we currently have no plans to delay these projects or spending levels.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Accounts Receivable, page 57

Comment 10:

We note that your accounts receivable have increased while your revenues have declined. Tell us in detail how you determined your allowance for doubtful accounts at year end. We note that your domestic accounts receivable are due principally from automobile dealers which have been rapidly failing due to the current economic climate. Tell us if the payees of the accounts receivable from your other segments may also be challenged. If applicable, tell us the changes made to the payment terms or returns policy. If so, tell us the nature of the changes. Please provide us with your proposed disclosures.

Response

For our response regarding the increase in our accounts receivable balance, the impact of the rapidly failing domestic automobile sector on accounts receivable and our payment and returns policy please refer to our informational response in Comment 4.

The Company acknowledges the Staff’s comment and is providing how our allowance for doubtful accounts is determined for information purposes.

Our methodology for calculating our allowance for doubtful accounts for all of our segments at December 31, 2008 was to evaluate each segment’s accounts receivable aging categories and apply an expected loss reserve percentage based on our historical experience against each 30 day category greater than 60 days past due. We also included a specific reserve for those accounts where there was a high degree of uncertainty concerning collection in full. All invoices with a balance greater than one year old were fully reserved for (if we were still pursuing collection) or written off. In addition, in our domestic segment, we increased selected aging category reserves by an additional 5-10% to give effect to the negative economic impact on our automobile dealer channel.

Part III, page 81

Item 13. Certain Relationships and Related Transactions…., page 81

Comment 11:

We note that you incorporate by reference from your definitive proxy statement a section titled “Certain Relationships and Related Transactions.” However, we are unable to locate a section with this heading in your definitive proxy statement filed April 8, 2009. Rather, it appears the correct reference should have been to the section in your proxy statement titled “Policy Governing Related Person Transactions.” In future filings, please revise accordingly.

Response

The Company acknowledges the Staff’s comment and in future filings we will provide the correct cross reference from our definitive proxy statement to our Form 10-K relative to this disclosure.

Definitive Proxy Statement Incorporated By Reference into Part III of Form 10K

Compensation Discussion and Analysis, page 15Comment 12: Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filing how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you disclose in your Summary Compensation Table that Mr. Riley received Non-Equity Incentive Plan compensation in the amount of $117,315. Yet, you do not provide disclosure in your Compensation Discussion and Analysis that explains why the Compensation Committee decided to award this amount to Mr. Riley. For each named executive officer, we believe it is appropriate to provide a more thorough analysis of how and why the Compensation Committee arrived at this decision to make cash and stock awards in the amounts actually reported in your compensation tables.For further information please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at http;//www.sec.gov/divisions/corfin/guidance/execcompdisclosure.htm.

Response

The Company acknowledges the Staff’s comment and in future filings we will discuss how we arrived at and why we paid each compensation element for each named executive officer in accordance with Staff Observations in the Review of Executive Compensation Disclosure.

Comment 13:

We note that you have not filed the Senior Management Bonus Plan as an Exhibit to your Form 10K pursuant to Item 601(b) (10) of Regulation S-K. Please file this Plan as an exhibit in your next current or periodic report or tell us why you are not required to do so.

Response

The Company acknowledges the Staff’s comment and we will file the 2009 Senior Management Bonus Plan as an exhibit in our next current or periodic report.

Annual Incentive Cash Compensation, page 19

Comment 14:

We note your disclosure stating the Compensation Committee established performance goals for the fiscal year ended 2008 based on revenue and operating income. In addition, we note your disclosure stating that you do not publicly disclose these specific performance goals because your “business plan is confidential and disclosing such objectives could cause [you] competitive harm.” In your response letter, please provide further analysis as to why disclosure of exact numerical targets or objectives will result in competitive harm. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. In the alternative, confirm in your response letter that in future filings you will disclose the performance targets and threshold levels that must be reached for payment to each executive.

Response

The Company acknowledges the Staff’s comment and in future filings we will disclose the performance targets and threshold levels that must be reached for payment to each executive.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 29

Comment 15:

We note your footnote disclosure of the standard vesting schedules of options, shares of stock, and equity incentive plan awards held at fiscal year-end. Please note that Instruction 2 to Item 402(f)(2) of Regulation S-K requires footnote disclosure of the “vesting dates” of the awards reported in the Outstanding Equity Awards at Fiscal Year-End Table. To comply with this requirement, in future filings, please also include a column in this table showing the grant date of each award reported. See Question 122.02 of Regulation S-K Compliance and Disclosure Interpretations, available at http;//www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

The Company acknowledges the Staff’s comment and in future filings we will provide footnote disclosure of the “vesting dates” of the awards reported in the Outstanding Equity Awards at Fiscal Year-End Table. In addition, we will add a column to such table showing the grant date of each award reported.

Comments or questions on the Company’s responses should be directed to the undersigned at 781-251-4712.

Sincerely,

Timothy P. O’Connor

Senior Vice President and Chief Financial Officer